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                                                                     EXHIBIT 20


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[DIGICON INC. LOGO]                                                 NEWS RELEASE
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                                                           FOR IMMEDIATE RELEASE



        Houston, Texas - Tuesday, June 6, 1995 - Digicon Inc., an integrated worldwide geophysical services company, reported today that it has sold its FSU joint venture interests to its partner MD Seis International Ltd. The joint venture group of companies was formed in 1994 to focus on emerging geophysical opportunities throughout the former Soviet Union.

Stephen J. Ludlow, president of Digicon, said "While we continue to recognize the extraordinary opportunities available in the FSU marketplace, the associated risks and capital investment necessary exceed Digicon's current capacity. In the company's opinion, the current requirements of the FSU marketplace are more suited to larger well capitalized companies. Continued involvement by Digicon in the FSU ventures, was considered to be contrary to the Company's near-term stated goals to focus its efforts and investment on performance and efficiency gains in its core conventional markets."

Details of the transaction include a return of the 1,708,497 shares of Digicon stock issued to MD Seis for ownership in the joint venture companies in addition to receiving approximately $9,000,000 in cash and short term notes and a royalty of up to $1,500,000 based upon future sales of a current Caspian spec data project. Of the shares returned to Digicon, 850,000 shares have been placed with an institutional investor and the balance of the shares have been returned to the Company as treasury stock. The proceeds of approximately $13,000,000 from the placement of shares and sale of the joint venture interests will be used for debt reduction.

Digicon provides seismic data acquisition and processing services on a worldwide basis to the petroleum industry. The Company operates seismic survey ships, land data acquisition crews and geophysical data processing centers around the world. Digicon is a Houston-based company whose common stock is listed on the American Stock Exchange under the symbol "DGC".


                  For additional information, please contact
                    Stephen J. Ludlow or Richard W. McNairy
            at Digicon Inc., 3701 Kirby Drive, Houston, Texas 77098
                        (713) 526-5611 or 1-800-DIGICON